Exhibit 99.1

NIO Inc. Reports Unaudited Second Quarter 2023 Financial Results

Quarterly Total Revenues reached RMB8,771.7 million (US$1,209.7 million)i

Quarterly Vehicle Deliveries were 23,520 units

SHANGHAI, China, August 29, 2023 − NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Operating Highlights for the Second Quarter of 2023

•	Vehicle deliveries were 23,520 in the second quarter of 2023, consisting of 10,492 premium smart electric SUVs and 13,028 premium smart electric sedans, representing a decrease of 6.1% from the second quarter of 2022, and a decrease of 24.2% from the first quarter of 2023.

Key Operating Results

	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Deliveries	23,520	31,041	40,052	31,607

	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Deliveries	25,059	25,768	25,034	24,439

Financial Highlights for the Second Quarter of 2023

•	Vehicle sales were RMB7,185.2 million (US$990.9 million) in the second quarter of 2023, representing a decrease of 24.9% from the second quarter of 2022 and a decrease of 22.1% from the first quarter of 2023.

•	Vehicle marginii was 6.2% in the second quarter of 2023, compared with 16.7% in second quarter of 2022 and 5.1% in the first quarter of 2023.

•	Total revenues were RMB8,771.7 million (US$1,209.7 million) in the second quarter of 2023, representing a decrease of 14.8% from the second quarter of 2022 and a decrease of 17.8 % from the first quarter of 2023.

•	Gross profit was RMB87.0 million (US$12.0 million) in the second quarter of 2023, representing a decrease of 93.5% from the second quarter of 2022 and a decrease of 46.4% from the first quarter of 2023.

•	Gross margin was 1.0% in the second quarter of 2023, compared with 13.0% in the second quarter of 2022 and 1.5% in the first quarter of 2023.

•	Loss from operations was RMB6,074.1 million (US$837.7 million) in the second quarter of 2023, representing an increase of 113.5% from the second quarter of 2022 and an increase of 18.8% from the first quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,464.1 million (US$753.5 million) in the second quarter of 2023, representing an increase of 132.0% from the second quarter of 2022 and an increase of 20.8% from the first quarter of 2023.

•	Net loss was RMB6,055.8 million (US$835.1 million) in the second quarter of 2023, representing an increase of 119.6% from the second quarter of 2022 and an increase of 27.8% from the first quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB5,445.7 million (US$751.0 million) in the second quarter of 2023, representing an increase of 140.2% from the second quarter of 2022 and an increase of 31.2% from the first quarter of 2023.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB31.5 billion (US$4.3 billion) as of June 30, 2023.

Key Financial Results for the Second Quarter of 2023

(in RMB million, except for percentage)

	2023 Q2	2023 Q1	2022 Q2	% Changeiii
				QoQ		YoY
Vehicle Sales	7,185.2	9,224.5	9,570.8	-22.1%		-24.9%
Vehicle Margin	6.2%	5.1%	16.7%	110	bp	-1050	bp
Total Revenues	8,771.7	10,676.5	10,292.4	-17.8%		-14.8%
Gross Profit	87.0	162.3	1,340.3	-46.4%		-93.5%
Gross Margin	1.0%	1.5%	13.0%	-50	bp	-1200	bp
Loss from Operations	(6,074.1)	(5,111.8)	(2,845.6)	18.8%		113.5%
Adjusted Loss from Operations (non-GAAP)	(5,464.1)	(4,522.4)	(2,355.1)	20.8%		132.0%
Net Loss	(6,055.8)	(4,739.5)	(2,757.5)	27.8%		119.6%
Adjusted Net Loss (non-GAAP)	(5,445.7)	(4,150.1)	(2,267.0)	31.2%		140.2%

Recent Developments

Deliveries in July 2023

•	NIO delivered 20,462 vehicles in July 2023, representing an increase of 103.6% year-over-year. As of July 31, 2023, NIO’s cumulative vehicle deliveries reached 364,579 vehicles.

Launch of the ET5T

•	On June 15, 2023, NIO launched the ET5T, a smart electric tourer, and started its deliveries the next day.

Strategic Equity Investment from CYVN

•	On July 12, 2023, NIO closed the US$738.5 million strategic equity investment from CYVN Investments RSC Ltd, an affiliate of CYVN Holdings L.L.C., which is an investment vehicle wholly owned by the Abu Dhabi Government (collectively referred to as “CYVN Entities”). CYVN Entities also acquired certain Class A ordinary shares of NIO from an affiliate of Tencent for an aggregate consideration of US$350 million. Following the aforementioned transactions, CYVN Investments RSC Ltd currently in aggregate beneficially owns approximately 7.0% of NIO’s total issued and outstanding shares.

CEO and CFO Comments

“NIO delivered 23,520 vehicles in the second quarter of 2023. In July 2023, NIO delivered 20,462 vehicles, representing a substantial increase of 103.6% year-over-year, which propelled NIO to the top position in China’s premium electric vehicle market for vehicles priced above RMB300,000,” said William Bin Li, founder, chairman and chief executive officer of NIO.

“Attributed to the product transition based on the NT2.0 Platform, coupled with the expansion of our power network and the strengthening of our sales capabilities, we expect a solid growth in vehicle deliveries in the second half of 2023,” added Mr. Li.

“In July 2023, NIO closed the US$738.5 million strategic equity investment from CYVN Entities, which demonstrated NIO’s unique values in the smart electric vehicle industry. This transaction further strengthened our balance sheet, powering our continuous endeavors in accelerating business growth, driving technological innovations and building long-term competitiveness,” added Steven Wei Feng, NIO’s chief financial officer, “Meanwhile, we will remain dedicated to improving our operational efficiency while pursuing continuous growth.”

Financial Results for the Second Quarter of 2023

Revenues

•	Total revenues in the second quarter of 2023 were RMB8,771.7 million (US$1,209.7 million), representing a decrease of 14.8% from the second quarter of 2022 and a decrease of 17.8 % from the first quarter of 2023.

•	Vehicle sales in the second quarter of 2023 were RMB7,185.2 million (US$990.9 million), representing a decrease of 24.9% from the second quarter of 2022 and a decrease of 22.1% from the first quarter of 2023. The decrease in vehicle sales over the second quarter of 2022 was mainly due to lower average selling price as a result of higher proportion of ET5 and 75 kWh standard-range battery pack deliveries and the decrease in delivery volume. The decrease in vehicle sales over the first quarter of 2023 was mainly due to a decrease in delivery volume.

•	Other sales in the second quarter of 2023 were RMB1,586.5 million (US$218.8 million), representing an increase of 119.9% from the second quarter of 2022 and an increase of 9.3% from the first quarter of 2023. The increase in other sales over the second quarter of 2022 was mainly due to the increase in sales of used cars, accessories, and provision of power solutions, as a result of continued growth of our users. The increase in other sales over the first quarter of 2023 was mainly due to the increase in sales of used cars, and provision of power solutions, as a result of continued growth of our users, partially offset by a decrease in revenue from provision of auto financing services.

Cost of Sales and Gross Margin

•	Cost of sales in the second quarter of 2023 was RMB8,684.8 million (US$1,197.7 million), representing a decrease of 3.0% from the second quarter of 2022 and a decrease of 17.4% from the first quarter of 2023. The decrease in cost of sales over the second quarter of 2022 was mainly driven by the decrease in battery cost per vehicle and the decrease in delivery volume, partially offset by the increase in cost from sales of used cars, provision of power solutions and sales of accessories. The decrease in cost of sales over the first quarter of 2023 was mainly attributed to the decrease in delivery volume.

•	Gross profit in the second quarter of 2023 was RMB87.0 million (US$12.0 million), representing a decrease of 93.5% from the second quarter of 2022 and a decrease of 46.4% from the first quarter of 2023.

•	Gross margin in the second quarter of 2023 was 1.0%, compared with 13.0% in the second quarter of 2022 and 1.5% in the first quarter of 2023. The decrease in gross margin over the second quarter of 2022 was mainly attributed to the decreased vehicle margin. The decrease of gross margin over the first quarter of 2023 was mainly attributed to the increased sales of used cars with lower margin.

•	Vehicle margin in the second quarter of 2023 was 6.2%, compared with 16.7% in the second quarter of 2022 and 5.1% in the first quarter of 2023. The decrease in vehicle margin from the second quarter of 2022 was mainly attributed to changes in product mix, partially offset by the decreased battery cost per unit. The increase in vehicle margin from the first quarter of 2023 was mainly due to decreased promotion discounts for the previous generation of ES8, ES6 and EC6.

Operating Expenses

•	Research and development expenses in the second quarter of 2023 were RMB3,344.6 million (US$461.2 million), representing an increase of 55.6% from the second quarter of 2022 and an increase of 8.7% from the first quarter of 2023. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB2,942.9 million (US$405.8 million), representing an increase of 57.1% from the second quarter of 2022 and an increase of 8.5% from the first quarter of 2023. The increase in research and development expenses over the second quarter of 2022 and the first quarter of 2023 was mainly attributed to (i) the increased personnel costs in research and development functions and the increased share-based compensation expenses recognized in the second quarter of 2023, and (ii) the incremental design and development costs for new products and technologies.

•	Selling, general and administrative expenses in the second quarter of 2023 were RMB2,856.6 million (US$393.9 million), representing an increase of 25.2% from the second quarter of 2022 and an increase of 16.8% from the first quarter of 2023. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB2,672.1 million (US$368.5 million), representing an increase of 28.3% from the second quarter of 2022 and an increase of 19.3% from the first quarter of 2023. The increase in selling, general and administrative expenses over the second quarter of 2022 and the first quarter of 2023 was mainly attributed to (i) the increase in personnel costs related to sales functions, (ii) the increase in sales and marketing activities, including the launch of new products, and (iii) increased rental and related expenses related to the Company’s sales and service network expansion.

Loss from Operations

•	Loss from operations in the second quarter of 2023 was RMB6,074.1 million (US$837.7 million), representing an increase of 113.5% from the second quarter of 2022 and an increase of 18.8% from the first quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,464.1 million (US$753.5 million) in the second quarter of 2023, representing an increase of 132.0% from the second quarter of 2022 and an increase of 20.8% from first quarter of 2023.

Net Loss and Earnings Per Share/ADS

•	Net loss in the second quarter of 2023 was RMB6,055.8 million (US$835.1 million), representing an increase of 119.6% from the second quarter of 2022 and an increase of 27.8% from the first quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB5,445.7 million (US$751.0 million) in the second quarter of 2023, representing an increase of 140.2% from the second quarter of 2022 and an increase of 31.2% from the first quarter of 2023.

•	Net loss attributable to NIO’s ordinary shareholders in the second quarter of 2023 was RMB6,121.9 million (US$844.3 million), representing an increase of 123.0% from the second quarter of 2022 and an increase of 27.4% from the first quarter of 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB5,437.1 million (US$749.8 million) in the second quarter of 2023.

•	Basic and diluted net loss per ordinary share/ADS in the second quarter of 2023 were both RMB3.70 (US$0.51), compared with RMB1.68 in the second quarter of 2022 and RMB2.91 in the first quarter of 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB3.28 (US$0.45), compared with RMB1.34 in the second quarter of 2022 and RMB2.51 in the first quarter of 2023.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB31.5 billion (US$4.3 billion) as of June 30, 2023.

Share Issuance

•	On July 12, 2023, NIO issued 84,695,543 Class A ordinary shares to CYVN Investments RSC Ltd in relation to the closing of the US$738.5 million strategic equity investment from CYVN Investments RSC Ltd.

Business Outlook

For the third quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 55,000 and 57,000 vehicles, representing an increase of approximately 74.0% to 80.3% from the same quarter of 2022.

•	Total revenues to be between RMB18,898million (US$2,606 million) and RMB19,520 million (US$2,692 million), representing an increase of approximately 45.3% to 50.1% from the same quarter of 2022.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 29, 2023 (8:00 PM Beijing/Hong Kong/Singapore Time on August 29, 2023).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10033043-ysg6dg.html

A replay of the conference call will be accessible by phone at the following numbers, until September 5, 2023:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10033043

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5 Touring, a smart electric tourer.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non- GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non- GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non- GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,887,575	13,723,951	1,892,619
Restricted cash	3,154,240	2,119,420	292,281
Short-term investments	19,171,017	13,580,712	1,872,866
Trade and notes receivables	5,118,170	5,664,848	781,218
Amounts due from related parties	1,380,956	1,482,882	204,499
Inventory	8,191,386	8,493,374	1,171,290
Prepayments and other current assets	2,246,408	2,876,692	396,714
Total current assets	59,149,752	47,941,879	6,611,487
Non-current assets:
Long-term restricted cash	113,478	126,226	17,407
Property, plant and equipment, net.	15,658,666	18,547,515	2,557,819
Intangible assets, net	–	29,648	4,089
Land use rights, net	212,603	209,951	28,954
Long-term investments	6,356,411	5,273,962	727,313
Right-of-use assets – operating lease	7,374,456	9,340,932	1,288,173
Other non-current assets	7,398,559	5,908,818	814,863
Total non-current assets	37,114,173	39,437,052	5,438,618
Total assets	96,263,925	87,378,931	12,050,105

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
LIABILITIES
Current liabilities:
Short-term borrowings	4,039,210	4,834,210	666,668
Trade and notes payable	25,223,687	19,207,083	2,648,778
Amounts due to related parties	384,611	482,272	66,508
Taxes payable	286,300	256,489	35,371
Current portion of operating lease liabilities	1,025,968	1,346,143	185,642
Current portion of long-term borrowings	1,237,916	7,224,712	996,333
Accruals and other liabilities	13,654,362	14,752,703	2,034,491
Total current liabilities	45,852,054	48,103,612	6,633,791
Non-current liabilities:
Long-term borrowings	10,885,799	6,544,565	902,537
Non-current operating lease liabilities	6,517,096	8,441,889	1,164,190
Deferred tax liabilities	218,189	216,161	29,810
Other non-current liabilities	5,144,027	5,712,171	787,744
Total non-current liabilities	22,765,111	20,914,786	2,884,281
Total liabilities	68,617,165	69,018,398	9,518,072

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,557,221	3,704,458	510,868
Total mezzanine equity	3,557,221	3,704,458	510,868
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	23,868,165	14,451,657	1,992,974
Non-controlling interests	221,374	204,418	28,191
Total shareholders’ equity	24,089,539	14,656,075	2,021,165
Total liabilities, mezzanine equity and shareholders’ equity	96,263,925	87,378,931	12,050,105

As of June 30, 2023, convertible notes due in 2026 (the “2026 Notes”) with carrying value of RMB3,993 million was classified as current liability as a result of the early redemption right that will effect in February 2024. In connection therewith, the Company also determined that the 2026 Notes should have been classified as a current liability in its previously announced unaudited financial information for the three months ended March 31, 2023, which increases current portion of long-term borrowings and decreases long-term borrowings as of March 31, 2023 by RMB3,795 million, respectively. Nevertheless, this misclassification did not impact the Company’s total liabilities, net equity or funded position, nor did it have any impact upon the reported results of operations as of and for the three months ended March 31, 2023. Moreover, the misclassification did not impact any covenants with any banking institutions with lending or financing arrangements with the Company.

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2022	2023	2023	2023
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	9,570,842	9,224,483	7,185,214	990,886
Other sales	721,522	1,451,988	1,586,521	218,791
Total revenues	10,292,364	10,676,471	8,771,735	1,209,677
Cost of sales:
Vehicle sales	(7,976,625)	(8,757,407)	(6,738,344)	(929,260)
Other sales	(975,436)	(1,756,775)	(1,946,435)	(268,426)
Total cost of sales	(8,952,061)	(10,514,182)	(8,684,779)	(1,197,686)
Gross profit	1,340,303	162,289	86,956	11,991
Operating expenses:
Research and development	(2,149,479)	(3,075,611)	(3,344,572)	(461,238)
Selling, general and administrative	(2,282,461)	(2,445,928)	(2,856,603)	(393,944)
Other operating income	246,077	247,402	40,104	5,531
Total operating expenses	(4,185,863)	(5,274,137)	(6,161,071)	(849,651)
Loss from operations	(2,845,560)	(5,111,848)	(6,074,115)	(837,660)
Interest and investment income	292,863	306,762	247,180	34,088
Interest expenses	(64,712)	(68,663)	(82,440)	(11,369)
Share of income of equity investees	48,053	13,599	10,641	1,467
Other (losses)/income, net	(189,955)	128,290	(138,345)	(19,079)
Loss before income tax expense	(2,759,311)	(4,731,860)	(6,037,079)	(832,553)
Income tax benefit/(expense)	1,791	(7,674)	(18,671)	(2,575)
Net loss	(2,757,520)	(4,739,534)	(6,055,750)	(835,128)
Accretion on redeemable non-controlling interests to redemption value	(68,899)	(72,465)	(74,772)	(10,312)
Net loss attributable to non-controlling interests	81,411	8,370	8,586	1,184
Net loss attributable to ordinary shareholders of NIO Inc.	(2,745,008)	(4,803,629)	(6,121,936)	(844,256)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2022	2023	2023	2023
	RMB	RMB	RMB	US$
Net loss	(2,757,520)	(4,739,534)	(6,055,750)	(835,128)
Other comprehensive income/(loss)
Change in unrealized losses related to available-for-sale debt securities, net of tax	(4,999)	–	–	–
Change in unrealized (losses)/gains on cash flow hedges	(20)	(1,329)	1,329	183
Foreign currency translation adjustment, net of nil tax	490,549	(54,605)	327,472	45,160
Total other comprehensive income/(loss)	485,530	(55,934)	328,801	45,343
Total comprehensive loss	(2,271,990)	(4,795,468)	(5,726,949)	(789,785)
Accretion on redeemable non-controlling interests to redemption value	(68,899)	(72,465)	(74,772)	(10,312)
Net loss attributable to non-controlling interests	81,411	8,370	8,586	1,184
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(2,259,478)	(4,859,563)	(5,793,135)	(798,913)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,632,803,993	1,649,309,669	1,652,857,917	1,652,857,917
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(1.68)	(2.91)	(3.70)	(0.51)

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	Six Months Ended
	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
Revenues:
Vehicle sales	18,814,856	16,409,697	2,263,001
Other sales	1,388,096	3,038,509	419,030
Total revenues	20,202,952	19,448,206	2,682,031
Cost of sales:
Vehicle sales	(15,544,175)	(15,495,751)	(2,136,962)
Other sales	(1,871,635)	(3,703,210)	(510,696)
Total cost of sales	(17,415,810)	(19,198,961)	(2,647,658)
Gross profit	2,787,142	249,245	34,373
Operating expenses:
Research and development	(3,911,166)	(6,420,183)	(885,384)
Selling, general and administrative	(4,297,265)	(5,302,531)	(731,252)
Other operating income	387,064	287,506	39,649
Total operating expenses	(7,821,367)	(11,435,208)	(1,576,987)
Loss from operations	(5,034,225)	(11,185,963)	(1,542,614)
Interest and investment income	693,551	553,942	76,392
Interest expenses	(142,051)	(151,103)	(20,838)
Share of income of equity investees	74,282	24,240	3,343
Other losses, net	(103,069)	(10,055)	(1,387)
Loss before income tax expense	(4,511,512)	(10,768,939)	(1,485,104)
Income tax expense	(28,668)	(26,345)	(3,633)
Net loss	(4,540,180)	(10,795,284)	(1,488,737)
Accretion on redeemable non-controlling interests to redemption value	(135,674)	(147,237)	(20,305)
Net loss attributable to non-controlling interests	105,808	16,956	2,338
Net loss attributable to ordinary shareholders of NIO Inc.	(4,570,046)	(10,925,565)	(1,506,704)

	Six Months Ended
	June 30,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
Net loss	(4,540,180)	(10,795,284)	(1,488,737)
Other comprehensive income
Change in unrealized gains related to available-for-sale debt securities, net of tax	738,104	–	–
Change in unrealized losses on cash flow hedges	(20)	–	–
Foreign currency translation adjustment, net of nil tax	451,670	272,867	37,630
Total other comprehensive income	1,189,754	272,867	37,630
Total comprehensive loss	(3,350,426)	(10,522,417)	(1,451,107)
Accretion on redeemable non-controlling interests to redemption value	(135,674)	(147,237)	(20,305)
Net loss attributable to non-controlling interests	105,808	16,956	2,338
Other comprehensive income attributable to non-controlling interests	(150,141)	–	–
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(3,530,433)	(10,652,698)	(1,469,074)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,631,602,522	1,651,113,461	1,651,113,461
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(2.80)	(6.62)	(0.91)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended June 30, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,684,779)	23,887	–	(8,660,892)
Research and development expenses	(3,344,572)	401,689	–	(2,942,883)
Selling, general and administrative expenses	(2,856,603)	184,462	–	(2,672,141)
Total	(14,885,954)	610,038	–	(14,275,916)
Loss from operations	(6,074,115)	610,038	–	(5,464,077)
Net loss	(6,055,750)	610,038	–	(5,445,712)
Net loss attributable to ordinary shareholders of NIO Inc.	(6,121,936)	610,038	74,772	(5,437,126)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.70)	0.37	0.05	(3.28)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.51)	0.05	0.01	(0.45)

	Three Months Ended March 31, 2023
	GAAP	Share-based	Accretion on redeemable non- controlling interests to redemption	Adjusted Result
	Result	compensation	value	(Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(10,514,182)	18,768	–	(10,495,414)
Research and development expenses	(3,075,611)	363,967	–	(2,711,644)
Selling, general and administrative expenses	(2,445,928)	206,670	–	(2,239,258)
Total	(16,035,721)	589,405	–	(15,446,316)
Loss from operations	(5,111,848)	589,405	–	(4,522,443)
Net loss	(4,739,534)	589,405	–	(4,150,129)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,803,629)	589,405	72,465	(4,141,759)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.91)	0.36	0.04	(2.51)

	Three Months Ended June 30, 2022
	GAAP	Share-based	Accretion on redeemable non- controlling interests to redemption	Adjusted Result
	Result	compensation	value	(Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(8,952,061)	14,227	–	(8,937,834)
Research and development expenses	(2,149,479)	275,894	–	(1,873,585)
Selling, general and administrative expenses	(2,282,461)	200,382	–	(2,082,079)
Total	(13,384,001)	490,503	–	(12,893,498)
Loss from operations	(2,845,560)	490,503	–	(2,355,057)
Net loss	(2,757,520)	490,503	–	(2,267,017)
Net loss attributable to ordinary shareholders of NIO Inc.	(2,745,008)	490,503	68,899	(2,185,606)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.68)	0.30	0.04	(1.34)

	Six Months Ended June 30, 2023
			Accretion on
			redeemable
			non-
			controlling
			interests to	Adjusted
	GAAP	Share-based	redemption	Result
	Result	compensation	value	(Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(19,198,961)	42,655	–	(19,156,306)
Research and development expenses	(6,420,183)	765,656	–	(5,654,527)
Selling, general and administrative expenses	(5,302,531)	391,132	–	(4,911,399)
Total	(30,921,675)	1,199,443	–	(29,722,232)
Loss from operations	(11,185,963)	1,199,443	–	(9,986,520)
Net loss	(10,795,284)	1,199,443	–	(9,595,841)
Net loss attributable to ordinary shareholders of NIO Inc.	(10,925,565)	1,199,443	147,237	(9,578,885)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(6.62)	0.73	0.09	(5.80)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.91)	0.10	0.01	(0.80)

	Six Months Ended June 30, 2022
			Accretion on
			redeemable
			non-
			controlling
			interests to	Adjusted
	GAAP	Share-based	redemption	Result
	Result	compensation	value	(Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(17,415,810)	26,352	–	(17,389,458)
Research and development expenses	(3,911,166)	523,515	–	(3,387,651)
Selling, general and administrative expenses	(4,297,265)	413,675	–	(3,883,590)
Total	(25,624,241)	963,542	–	(24,660,699)
Loss from operations	(5,034,225)	963,542	–	(4,070,683)
Net loss	(4,540,180)	963,542	–	(3,576,638)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,570,046)	963,542	135,674	(3,470,830)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.80)	0.59	0.08	(2.13)

[i]	All translations from RMB to USD for three months and six months ended June 30, 2023 were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 in the H.10 statistical release of the Federal Reserve Board.

ii	Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii	Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.